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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EXTENDED STAY AMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30224P 10 1

(Cusip Number)

H. Wayne Huizenga
450 East Las Olas Boulevard, Suite 1500
Ft. Lauderdale, Florida 33301
(954) 627-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30224P 10 1			Page 2 of 9

1.	Name of Reporting Person: H. Wayne Huizenga		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 11,334,410 shares

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 11,334,410 shares

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,334,410 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.31%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 30224P 10 1			Page 3 of 9

1.	Name of Reporting Person: Huizenga Investment Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,179,910 shares

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 9,179,910 shares

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,179,910 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.36%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 30224P 10 1			Page 4 of 9

1.	Name of Reporting Person: Huizenga Investments, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,179,910 shares

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 9,179,910 shares

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,179,910 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.36%

14.	Type of Reporting Person (See Instructions): CO

The following statement (this “Statement”) constitutes an amendment and restatement of the Schedule 13D filed December 27, 1995 (as amended by Amendment No.1 thereto filed February 20, 2002) by the undersigned.

Item 1. Security and Issuer.

This Statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Extended Stay America, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 100 Dunbar Street, Spartanburg, SC 29306.

Item 2. Identity and Background.

This Statement is being filed jointly by H. Wayne Huizenga (“Mr. Huizenga”), Huizenga Investments Limited Partnership, a Nevada limited partnership (“HILP”), and Huizenga Investments, Inc., a Nevada corporation (“HII”, together with Mr. Huizenga and HILP, the “Reporting Persons”). A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Mr. Huizenga’s business address is 450 East Las Olas Blvd., Suite 1500, Fort Lauderdale, Florida 33301 and the business address of HILP and HII is P.O. Box 50102 Hendersen, Nevada 89016. Mr. Huizenga’s principal occupation is serving as the Chairman of the Board and Chief Executive Officer of Boca Resorts, Inc., which owns luxury resort properties in South Florida and which is headquartered at 501 East Camino Real, Boca Raton, Florida 33432. Mr. Huizenga is the sole shareholder of HII. HII’s principal business is to serve as the sole general partner of HILP. HILP’s principal business is to make, hold and manage certain of Mr. Huizenga’s investments in publicly traded and other companies. Mr. Huizenga is a citizen of the United States of America.

The names, addresses and principal occupations of each executive officer and director of HII, all of whom are United States citizens, are as follows:

Name	Title	Business Address	Principal Occupation
Cris V. Branden	President, Treasurer and Director	450 East Las Olas Blvd. Suite 1500 Ft. Lauderdale, FL 33301	Vice President of Huizenga Holdings, Inc.

Richard L. Handley	Secretary and Director	450 East Las Olas Blvd. Suite 1500 Ft. Lauderdale, FL 33301	Vice President of Huizenga Holdings, Inc.

Monte Miller	Assistant Treasurer and Director	Huizenga Investments, Inc. P.O. Box 50102 Henderson, NV 89106	President of Nevada Holdings Services Corp., a provider of corporate services

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares beneficially owned by Mr. Huizenga were purchased with personal funds.

Item 4. Purpose of Transaction.

On March 5, 2004, BHAC Capital IV, L.L.C. (“Parent”), BHAC Acquisition IV, Inc., (“Merger Sub”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the merger of the Merger Sub with and into the Company (the “Merger”). Pursuant to the terms of the Merger Agreement, in the Merger each outstanding share of Common Stock (other than shares held in treasury by the Company) will be converted into the right to receive $19.625, upon the terms and subject to the conditions of the Merger Agreement. In addition, pursuant to the terms of the Merger Agreement and at the effective time of the Merger, the bylaws of Merger Sub shall be the bylaws of the Company and the directors of Merger Sub immediately prior to the effective time shall be the initial directors of the Company. The consummation of the Merger is subject to the satisfaction or waiver at or prior to the effective time of the Merger of certain conditions, including, but not limited to, adoption of the Merger Agreement by the holders of shares of Common Stock.

Parent intends to cause the delisting of the Common Stock from the New York Stock Exchange following consummation of the Merger.

Concurrent with the execution of the Merger Agreement, Mr. Huizenga and HILP entered into a Voting Agreement (the “Voting Agreement”) with Parent, pursuant to which Mr. Huizenga and HILP agreed to vote the shares of Common Stock beneficially owned by Mr. Huizenga and HILP (i) in favor of the Merger and any other matters necessary for consummation of the transactions contemplated by the Merger Agreement and (ii) against (x) any proposal for any recapitalization, reorganization, liquidation, merger, sale of assets or other business combination between the Company and any other person (other than the Merger) and (y) any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement. The Voting Agreement also prohibits Mr. Huizenga and HILP from selling or transferring the shares of Common Stock beneficially owned by them other than in certain permitted circumstances.

This description of the Voting Agreement and the Merger Agreement is qualified in its entirety by reference to the Voting Agreement and the Merger Agreement, copies of which have been filed as Exhibits 2 and 3 to this Statement and are incorporated herein by reference.

Except as set forth in this Item 4 (including the matters described in Item 6, which are incorporated herein by reference), the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer.

(a) and (b) As of March 5, 2004, Mr. Huizenga may be deemed to beneficially own 11,334,410 shares of Common Stock, which includes 9,179,910 shares of Common Stock beneficially owned by HILP described below and 2,154,500 shares of Common Stock issuable to Mr. Huizenga upon exercise of employee stock options, representing in total approximately 11.31% of the outstanding shares of Common Stock (based on 98,076,797 shares of Common Stock issued and outstanding as of March 3, 2004, plus the 2,154,500 shares of Common Stock issuable upon exercise of employee stock options which Mr. Huizenga may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Mr. Huizenga has the sole power to vote and the sole power to dispose of the 11,334,410 shares of Common Stock, which he may be deemed to beneficially own.

As of March 5, 2004, HILP may be deemed to beneficially own 9,179,910 shares of Common Stock, representing approximately 9.36% of the outstanding shares of Common Stock (based on 98,076,797 shares of Common Stock issued and outstanding as of March 3, 2004). HILP has the sole power to vote and the sole power to dispose of the 9,179,910 shares of Common Stock, which it may be deemed to beneficially own.

As of March 5, 2004, HII may be deemed to beneficially own the 9,179,910 shares of Common Stock beneficially owned by HILP described above. HII has the sole power to vote and the sole power to dispose of the 9,179,910 shares of Common Stock, which it may be deemed to beneficially own.

Item 6. Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer.

The response to Item 4 of this Statement is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Number	Exhibit
1	Joint Filing Agreement among Mr. H. Wayne Huizenga, Huizenga Investments Limited Partnership and Huizenga Investments, Inc.

2	Voting Agreement, dated as of March 5, 2004, among BHAC Capital IV, L.L.C., H. Wayne Huizenga and Huizenga Investments Limited Partnership.

3	Agreement and Plan of Merger, dated as of March 5, 2004, among BHAC Capital IV, L.L.C., BHAC Acquisition IV, Inc. and Extended Stay America, Inc. (incorporated by reference to Extended Stay America, Inc.’s Form 8-K filed with the Securities Exchange Commission on March 8, 2004 – File No. 1-13125).

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: March 9, 2004
H. WAYNE HUIZENGA
By: /s/ H. Wayne Huizenga
HUIZENGA INVESTMENTS LIMITED PARTNERSHIP, a Nevada Limited Partnership
By: Huizenga Investments, Inc., a Nevada Corporation, as General Partner
By: /s/ Cris V. Branden Name: Cris V. Branden Title: President
HUIZENGA INVESTMENTS, INC., a Nevada Corporation
By: /s/ Cris V. Branden Name: Cris V. Branden Title: President

INDEX TO EXHIBITS

NUMBER	EXHIBIT
1	Joint Filing Agreement among Mr. H. Wayne Huizenga, Huizenga Investments Limited Partnership and Huizenga Investments, Inc

2	Voting Agreement, dated as of March 5, 2004, among BHAC Capital IV, L.L.C., H. Wayne Huizenga and Huizenga Investments Limited Partnership

3	Agreement and Plan of Merger, dated as of March 5, 2004, among BHAC Capital IV, L.L.C., BHAC Acquisition IV, Inc. and Extended Stay America, Inc. (incorporated by reference to Extended Stay America, Inc.’s Form 8-K filed with the Securities Exchange Commission on March 8, 2004 – File No. 1-13125).